Exhibit 99.1

AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of March 4, 2026.

BETWEEN:

ELDORADO GOLD CORPORATION, a corporation existing under the Canada Business Corporations Act

(the “Purchaser”)

- and -

FORAN MINING CORPORATION, a corporation existing under the laws of the Province of British Columbia

(the “Company”)

RECITALS:

A.	The Company and the Purchaser entered into an arrangement agreement dated February 1, 2026 (the “Arrangement Agreement”).

B.	The Parties wish to amend the Arrangement Agreement in accordance with Section 8.7 of the Arrangement Agreement on and subject to the terms and conditions of this amending agreement (this “Amending Agreement”).

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

AMENDMENT

Section 1.1          Amendment to the Plan of Arrangement

Appendix C to the Arrangement Agreement is deleted in its entirety and replaced with Schedule A hereto.

ARTICLE 2

GENERAL PROVISIONS

Section 2.1          Arrangement Agreement Provisions

(1)	This Amending Agreement is supplementary to the Arrangement Agreement and is to be read with and construed in accordance with the Arrangement Agreement as if this Amending Agreement and the Arrangement Agreement constitute one agreement.

(2)	Other than as provided in this Amending Agreement, all other terms and conditions of the Arrangement Agreement shall remain in full force and effect, unamended, and the Parties hereto hereby ratify and confirm the same.

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Section 2.2          Successors and Assigns

This Amending Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

Section 2.3          Governing Law

This Amending Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Amending Agreement, the Arrangement Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts

Section 2.4          Counterparts

This Amending Agreement may be executed and delivered in any number of counterparts (including by electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Signature page follows]

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IN WITNESS WHEREOF the Parties have executed this Amending Agreement.

ELDORADO GOLD CORPORATION

By:	(signed) “George Burns”
	Name:	George Burns
	Title:	Chief Executive Officer

FORAN MINING CORPORATION

By:	(signed) “Daniel Myerson”
	Name:	Daniel Myerson
	Title:	Executive Chairman

Signature Page to Amending Agreement

SCHEDULE “A”

PLAN OF ARRANGEMENT

(See attached.)

Schedule A
FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1.
INTERPRETATION

Section 1.1     Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

“Arrangement” means the arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.8 of the Arrangement Agreement or Article 5 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated February 1, 2026 between the Company and the Purchaser, including the schedules thereto, as amended by the amending agreement thereto dated March 4, 2026, as it may be, amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major banks are closed for business in Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Company Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“Common Shares” means the common shares in the capital of the Company and includes, for greater certainty, any Common Shares issued upon the valid exercise or settlement of the Company Options, Company DSUs or Company RSUs, or conversion of the Non-Voting Shares, as applicable;

“Company” means Foran Mining Corporation, a corporation existing under the laws of the Province of British Columbia;

“Company DSUs” means deferred share units granted under the Company LTIP;

“Company LTIP” means the long-term incentive plan of the Company, effective May 28, 2019 and amended and restated as of February 27, 2025;

“Company Meeting” means the special meeting of the Securityholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement and the Interim Order, to be called and held in accordance with the Interim Order for the purpose of, among other things, considering and, if thought advisable, approving the Arrangement Resolution;

“Company Options” means stock options to purchase Common Shares granted under the Company LTIP;

“Company RSUs” means restricted share units granted under the Company LTIP;

“Company Shares” means the Common Shares and the Non-Voting Shares, collectively;

“Consideration” means the consideration to be received pursuant to this Plan of Arrangement in respect of each Company Share that is issued and outstanding immediately prior to the Effective Time or that is issued upon conversion of Non-Voting Shares in accordance with this Plan of Arrangement, consisting of 0.1128 of a Purchaser Share and $0.01 in cash;

“Consideration Shares” means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a Registered Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with Section 4.1 and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such Registered Shareholder;

“Dissenting Shares” means the Company Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

“DSU Holder” means a holder of one or more Company DSUs;

“Effective Date” means the date designated by the Company and the Purchaser by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing before the Effective Date;

“Eligible Holder” means: (i) a Canadian Resident; or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Company Shares immediately prior to the Effective Time, who is not a resident of Canada for the purposes of the Tax Act, and whose Company Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or a partnership any member of which is not a resident of Canada for the purposes of the Tax Act, and whose Company Shares are “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act;

“Exchange Ratio” means 0.1128;

“Exercising Company Optionholder” means a holder of Company Options that has provided written notice to the Company no later than 5:00 p.m. (Vancouver time) two Business Days following the Company Meeting electing to exercise all or a portion of such holder’s Company Options at the time specified in the Plan of Arrangement;

“Final Order” means the final order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10)  of the U.S. Securities Act with respect to the issuance of and distribution of the Consideration, pursuant to Section 291 of the BCBCA approving the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or dismissed;

“Former Shareholders” means the holders of Common Shares immediately prior to the time at which Section 3.1(f) hereof occurs;

“Governmental Authority” means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of the Consideration, to be issued following the application therefor submitted to the Court as contemplated by Section 2.2 of the Arrangement Agreement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court (or on appeal) with the consent of both the Company and the Purchaser, each acting reasonably;

“Laws” means all laws, statutes, treaties, conventions, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or policies, guidelines, protocols or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity, and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be sent to the Registered Shareholders for use in connection with the Arrangement;

“Liens” means any mortgage, hypothec, prior claim, lease, sublease, easement, encroachment, servitude, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind;

“Non-Voting Shares” means the non-voting shares in the capital of the Company;

“Notice of Dissent” means a notice of dissent duly and validly given by a Registered Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;“Optionholder” means a holder of Company Options;

“Parties” means the parties to the Arrangement Agreement and “Party” means any one of them;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement, Article 6 hereof or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Eldorado Gold Corporation a corporation existing under the Canada Business Corporations Act;

“Purchaser Option” has the meaning specified in Section 3.1(a) of this Plan of Arrangement.

“Purchaser Option Plan” means the amended and restated stock option plan of the Purchaser dated April 15, 2025, as it may be amended from time to time;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Registered Shareholder” means a registered holder of Company Shares as recorded in the shareholder register of the Company;

“RSU Holder” means a holder of one or more Company RSUs;

“Section 85 Election” has the meaning specified in Section 5.1(5) of this Plan of Arrangement;

“Securityholder” means, collectively, the Shareholders, Optionholders, DSU Holders and RSU Holders;

“Shareholder” means a holder of one or more Company Shares;

“Tax” or “Taxes” means, with respect to any person, (a) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any supranational, national, federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, employer health taxes, withholding taxes, global minimum or “Pillar 2” taxes, sales taxes, use taxes, goods and services taxes, harmonized sales taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and government pension plan premiums and contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever; (b) any interest, penalties, additional taxes, fines and other charges and additions that may become payable on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada);

“Tax Exempt Person” means a person who is generally exempt from Tax on that person’s taxable income under Part I of the Tax Act;

“TSX” means the Toronto Stock Exchange; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated hereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.2     Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

Section 1.3     Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa, words importing the use of any gender shall include all genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4     Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5     Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time in Vancouver, British Columbia, unless otherwise stipulated herein or therein.

Section 1.6     Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Section 1.7     Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 1.8     Statutes

Any reference in this Plan of Arrangement to a statute refers to such statute and all rules, resolutions and regulations made or promulgated under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Article 2.
EFFECT OF THE ARRANGEMENT

Section 2.1     Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Division 5 of Part 9 of the BCBCA and is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there is any conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement regarding the Arrangement, the provisions of this Plan of Arrangement shall govern.

Section 2.2     Binding Effect

This Plan of Arrangement and the Arrangement will become effective, and be binding upon the Purchaser, the Company, the Securityholders (including Dissenting Shareholders), the registrar and transfer agent of the Company, the Depositary and all other persons, at and after, the Effective Time on the Effective Date, in each case without any further act or formality required on the part of any person, except as expressly provided herein.

Article 3.
ARRANGEMENT

Section 3.1     The Arrangement

Commencing at the Effective Time on the Effective Date, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a)	Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Company Options, each Company Option outstanding immediately before the time that is immediately before the Effective Time, whether vested or unvested, shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed unconditionally vested and exercisable at that time. Each Exercising Company Optionholder will, immediately before the Effective Time, exercise all or a portion of the Company Options held by such Exercising Company Optionholder in accordance with the written notice provided by the Exercising Company Optionholder to the Company. Each Company Option (other than Company Options held by Exercising Company Optionholders that were validly exercised immediately before the Effective Time) will be deemed to be transferred by the holder of such Company Option to the Company in exchange for an option issued by the Purchaser to purchase Purchaser Shares (each, a “Purchaser Option”) at the Effective Time. The number of Purchaser Shares subject to the Purchaser Option shall be equal to (rounded down to the nearest whole number): (i) the Exchange Ratio multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Time. Such Purchaser Option shall provide for an exercise price per Purchaser Share equal to the exercise price per Company Share of such Company Option immediately prior to the Effective Time, divided by the Exchange Ratio and rounded up to the nearest whole cent. The Company Option shall be cancelled immediately after its transfer to the Company. Except as otherwise set out in this Section 3.1, each Purchaser Option shall be governed by the terms and conditions of the Purchaser Option Plan and any stock option agreement pursuant to which such Company Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), each as may be amended from time to time, with any adjustment deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 3.1, including that any references in the stock option agreements to the Company LTIP, the Company or the board of directors of the Company shall be read as references to Purchaser Option Plan, the Purchaser and its board of directors, respectively; provided that, in case of any conflict between the terms of the applicable stock option agreement or agreements and the terms of the Purchaser Option Plan, the Purchaser Option Plan shall prevail. Notwithstanding the foregoing, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial or territorial tax legislation) shall apply to such exchange of Company Option and, if and to the extent determined by the Purchaser to be necessary for such provision to apply, the exercise price of a Purchaser Option (as otherwise determined) will be increased (and will be deemed always to have been increased) such that the amount, if any, by which the aggregate fair market value of the Purchaser Shares subject to the Purchaser Option immediately after the exchange exceeds the aggregate exercise price of the Purchaser Option (otherwise determined) does not exceed the amount, if any, by which the aggregate fair market value of the Company Shares subject to the Company Option immediately before the exchange exceeds the aggregate exercise price of the Company Option.

(b)	Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Company RSUs, each whole Company RSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be unconditionally vested and be deemed to be transferred by such holder to the Company in exchange for the issuance of one Common Share, subject to applicable Tax withholdings and other source deductions, and each such whole Company RSU shall immediately be cancelled.

(c)	Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Company DSU, each whole Company DSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be unconditionally vested and be deemed to be transferred by such holder to the Company in exchange for the issuance of one Common Share, subject to applicable Tax withholdings and other source deductions, and each such whole Company DSU shall immediately be cancelled.

(d)	Each of the Dissenting Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised (and the right of such Dissenting Shareholder to dissent with respect to such shares has not terminated or ceased to apply with respect to such shares) shall, without any further act or formality by or on behalf of a Dissenting Shareholder, be deemed to have been transferred to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 4, and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Dissenting Shares and to have any rights as holders of such Dissenting Shares other than the right to be paid fair value by the Purchaser for such Dissenting Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Dissenting Shares from the registers of Common Shares and Non-Voting Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Dissenting Shares free and clear of all Liens, and shall be entered in the register of Common Shares maintained by or on behalf of the Company as the holders of such Dissenting Shares.

(e)	Each outstanding Non-Voting Share (other than Dissenting Shares previously held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Non-Voting Shares held by the Purchaser or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Non-Voting Shares, be converted into one Common Share, and, upon such conversion:

(i)	the holders of such Non-Voting Shares shall cease to be the holders thereof and to have any rights as holders of such Non-Voting Shares other than the right to receive from the Purchaser the Consideration in respect of the Common Shares into which such Non-Voting Shares were converted, all in accordance with this Plan of Arrangement; and

(ii)	the names of such former holders of Non-Voting Shares shall be removed from the register of the Non-Voting Shares maintained by or on behalf of the Company and added to the register of the Common Shares maintained by or on behalf of the Company as holders of such number of Common Shares issued upon such conversion of such Non-Voting Shares.

(f)	Each outstanding Common Share (other than Dissenting Shares previously held by any Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Common Shares held by the Purchaser or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Common Shares, be irrevocably assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration subject to Section 3.3 and Article 5, and, upon such exchange:

(i)	the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to receive the Consideration from the Purchaser in accordance with this Plan of Arrangement;

(ii)	such Former Shareholders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee and the legal and beneficial holder of such Common Shares (free and clear of all Liens) and shall be entered as the registered holder of such Common Shares in the register of the Common Shares maintained by or on behalf of the Company.

The exchanges, conversions and cancellations provided for in this Section 3.1 will be deemed to occur at or following the Effective Time as provided for in this Section 3.1, notwithstanding that certain procedures related thereto are not completed until after the Effective Date.

Section 3.2     Post Effective Time Procedures

(1)	Following receipt by the Company of the Final Order and no later than the Effective Time, the Purchaser will provide the Depositary with (a) an irrevocable treasury direction for the issuance of Purchaser Shares and (b) an amount in cash, in each case to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, each acting reasonably) and sufficient to satisfy the aggregate Consideration payable to Former Shareholders in accordance with the provisions of Section 3.1(f) hereof (other than payments to Company Shareholders who have validly exercised Dissent Rights and who have not withdrawn their notice of objection), and the Consideration shall be held by the Depositary as agent and nominee for such Former Shareholders for distribution to such Former Shareholders (or, for greater certainty, to give effect to any withholding or remittance obligations in respect of Taxes pursuant to Section 5.3 hereof) in accordance with the provisions of Article 5 hereof.

(2)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Shareholder together with certificates representing Common Shares and/or Non-Voting Shares (as applicable) and such other documents as the Depositary may require, Former Shareholders shall be entitled to receive delivery of the Consideration to which they are entitled pursuant to Section 3.1(f) hereof.

Section 3.3     No Fractional Shares

In no event shall any holder of Common Shares (including any former holder of Non-Voting Shares), Company Options, Company DSUs or Company RSUs be entitled to a fractional Purchaser Share under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a person as consideration under or as a result of this Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Securityholder shall be rounded down to the nearest whole Purchaser Share and no person will be entitled to any compensation in respect of a fractional Purchaser Share.

Section 3.4     U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, the Purchaser and the Company agree that this Plan of Arrangement will be carried out with the intention that all Consideration Shares issued on completion of this Plan of Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof, and acknowledge that any Purchaser Shares issued upon the exercise of Purchaser Options granted in Section 3.1 of this Plan of Arrangement will be required to be registered under the U.S. Securities Act or issued in reliance upon an available exemption therefrom at the time of such issuance.

Article 4.
DISSENT RIGHTS

Section 4.1     Rights of Dissent

Registered Shareholders may exercise dissent rights (“Dissent Rights”) with respect to the Company Shares held by such holders in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by this Section 4.1, the Interim Order, the Final Order and any other order of the Court; provided that notwithstanding Section 242(1)(a) of the BCBCA, the written notice setting forth the objection of such Registered Shareholder to the Arrangement Resolution referred to in Section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days before the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Dissenting Shares held by them in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens (other than the right to be paid fair value for such Dissenting Shares as set out in this Section 4.1), as provided in Section 3.1(d), and if they:

(a)	are ultimately entitled to be paid by the Purchaser fair value for their Dissenting Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(d)); (ii) will be entitled to be paid the fair value of such Dissenting Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissenting Shares as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(b)	are ultimately not entitled, for any reason, to be paid by the Purchaser fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

Section 4.2     Recognition of Dissenting Shareholders

(1)	In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised. For greater certainty, in addition to any other restrictions pursuant to Division 2 of Part 8 of the BCBCA or in the Interim Order, none of the following shall be entitled to exercise Dissent Rights: (a) an Optionholder, DSU Holder or RSU Holder in respect of such holder’s Company Options, Company DSUs and/or Company RSUs, as applicable; (b) Shareholders who vote in favour of the Arrangement Resolution or have instructed a proxyholder to vote such Shareholders’ Company Shares in favour of the Arrangement Resolution; and (c) any other person who is not both a registered or beneficial holder of Company Shares as of the record date of the Company Meeting, and a registered or beneficial holder of Company Shares as of the deadline for exercising Dissent Rights.

(2)	For greater certainty, in no case shall the Purchaser or the Company or any other person be required to recognize Dissenting Shareholders as holders of Company Shares after the completion of the transfer under Section 3.1(d), and the names of such Dissenting Shareholders shall be removed from the central securities register maintained by or on behalf of the Company in respect of the Common Shares and/or Non-Voting Shares (as applicable) as holders of such Common Shares and/or Non-Voting Shares (as applicable) at the same time as the event described in Section 3.1(d) occurs.

Article 5.
CERTIFICATES AND PAYMENTS

Section 5.1     Payment of Consideration

(1)	As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate or DRS advice statement that immediately prior to the Effective Time represented one or more outstanding Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Former Shareholders who have surrendered such certificate or DRS advice statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time on the Effective Date, or make available for pick up at its offices during normal business hours, the Consideration that such holder is ultimately entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld, if any, pursuant to Section 5.3, and any certificate or DRS advice statement representing such Common Shares so surrendered shall forthwith be cancelled.

(2)	Until surrendered as contemplated by this Section 5.1, each certificate or DRS advice statement which immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) will be deemed after the Effective Time on the Effective Date to represent only the right to receive from the Depositary upon such surrender the Consideration that the holder of such certificate or DRS advice is ultimately entitled to receive in accordance with Section 3.1 hereof (including any Purchaser Shares to which such Former Shareholder is entitled in exchange for Common Shares issued on conversion of the Non-Voting Shares), less any amounts withheld, if any, pursuant to Section 5.3. Any such certificate or DRS advice formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any Former Shareholder of any kind or nature against or in the Company or the Purchaser.

(3)	Any issuance or delivery of the Consideration by the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment of Consideration hereunder that remains outstanding on the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or any successor thereof for no consideration.

(4)	Following the Effective Time, no holder of Company Shares, Company Options, Company DSUs or Company RSUs shall be entitled to receive any consideration or entitlement with respect to such Company Shares, Company Options, Company DSUs or Company RSUs, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, Section 3.3, this Section 5.1 and the other terms of this Plan of Arrangement, in each case subject to Section 5.3 hereof, and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

(5)	An Eligible Holder whose Company Shares are exchanged for the Consideration pursuant to this Arrangement shall be eligible to make a joint income tax election with the Purchaser, pursuant to subsection 85(1) (or, in the case of a partnership, subsection 85(2)) of the Tax Act (and any corresponding provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of such Eligible Holder’s Company Shares by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before 120 days following the Effective Date. The Purchaser shall, within 60 days of receipt thereof, sign and return validly completed election forms which are in compliance with the provisions of the Tax Act (and applicable provincial tax law) and the procedures in the tax instruction letter and which are received within 120 days following the Effective Date to the relevant Eligible Holders for filing with the Canada Revenue Agency (or applicable provincial tax authority). Other than the foregoing obligation, neither the Company, the Purchaser nor any successor corporation shall be responsible for the proper completion of any election form, nor for any Taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return an election form received by it more than 120 days following the Effective Date, but will have no obligation to do so.

(6)	Upon receipt of a Letter of Transmittal in which the Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, the Purchaser will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with the Purchaser in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes (subject to the applicable provisions of the Tax Act and applicable provincial tax law) in respect of the sale of the Eligible Holder’s Company Shares.

Section 5.2     Loss of Certificates

In the event any certificate or DRS advice statement which immediately prior to the Effective Time represented any outstanding Company Shares which were exchanged or transferred in accordance with Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Former Shareholder, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the Purchaser Shares which the Former Shareholder is ultimately entitled to receive pursuant to Section 3.1 hereof (including any Purchaser Shares to which such Former Shareholder is entitled in exchange for Common Shares issued on conversion of the Non-Voting Shares) in accordance with such holder’s Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Former Shareholder will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Company, the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser and the Depositary may direct or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Company and the Purchaser against any claim that may be made against the Company or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.3     Withholding Rights

The Company, the Purchaser and the Depositary, as applicable, shall be entitled to deduct or withhold, or direct any person to deduct or withhold on their behalf, from any Consideration or amount otherwise payable or deliverable to any Securityholder and any other person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders) such amounts as the Company, the Purchaser or the Depositary, as the case may be, may reasonably determines is required to be deducted or withheld with respect to such amount otherwise payable or deliverable under any provision of Laws in respect of Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be. Each Party and the Depositary, as applicable, are hereby authorized to sell or otherwise dispose of such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and the Company, the Purchaser or the Depositary, as applicable, shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority and shall remit to such person any unapplied balance of the net proceeds of such sale. Any sale will be made at prevailing market prices and none of the Company, the Purchaser or the Depositary shall be under any obligation to obtain or indemnify any Securityholder in respect of a particular price for the Consideration Shares so sold.

Section 5.4     No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 5.5     Paramountcy

From and after the Effective Time on the Effective Date: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company DSUs and Company RSUs issued or outstanding prior to the Effective Time on the Effective Date, (b) the rights and obligations of the Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company DSUs and Company RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 6.
AMENDMENTS

Section 6.1     Amendments to Plan of Arrangement

(1)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(2)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Securityholders voting in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made at any time after receipt of the Final Order but prior to the Effective Time, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Securityholder, and such amendment, modification or supplement need not be filed with the Court or communicated to Securityholders.

(5)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interest of any Securityholder, and such amendment, modification or supplement need not be filed with the Court or communicated to Securityholders.

(6)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

Article 7.
FURTHER ASSURANCES

Section 7.1     Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.